Mail Stop 4561

July 16, 2008

Anthony N. LaPine, Chief Executive Officer
Semotus Solutions, Inc.
718 University Ave., Suite 202
Los Gatos, CA 95032
Also via facsimile at (408) 395-5404

> **Re:** **Semotus Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2008**
> **File No. 001-15569**

Dear Mr. LaPine:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your proxy statement does not appear to contain all of the information required to be provided by Schedule 14A in connection with certain of the proposals made therein. As examples only, we are unable to locate in the proxy filing much of the information required by Items 6, 7, 8 and 9 of Schedule 14A. Please revise your filing to include all of the information required by applicable items of Schedule 14A, or advise.

Proposal 5

2. Please disclose any grants of awards that are contemplated to be made concurrent with the approval of the proposed amendment to your 2005 Stock Option Plan. If no such grants are contemplated, please make a clear statement in your proxy statement to that effect.

Proposal 6

3.   In your discussion of Proposal 4, you state that you have no present plans, agreements, commitments or understandings for the issuance of the additional shares of authorized but unissued common stock that will result from approval of Proposal 4. Similarly, please tell us whether you have any plans, proposals or arrangements for the issuance of the additional shares of authorized but unissued common stock that will effectively result from approval of Proposal 6. If you have no such plans, proposals or arrangements, please make a statement to that effect in this section of your filing.

4.   In addition, please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares of common stock that will result from the proposed reverse stock split. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company. In this regard, we acknowledge that you have already included in your discussion of Proposal 4 disclosure regarding the possible anti-takeover effects of the proposed direct increase in authorized shares.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel